UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Deutsche Multi-Market Income Trust
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25160E102
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 664,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 664,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 454,080
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 454,080
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,119,880
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,119,880
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,119,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,129,593
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,129,593
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON IN

* Includes 9,713 shares of common stock owned personally by Mr. Lipson.

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 299,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 299,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 299,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON NEIL R. CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160E102

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 664,900 Shares owned directly by WIHP is approximately $4,970,442, including brokerage commissions.  The aggregate purchase price of the 454,080 Shares owned directly by WITRP is approximately $3,435,099, including brokerage commissions.  The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $6,867, including brokerage commissions.  The aggregate purchase price of the 9,713 Shares owned directly by Mr. Lipson is approximately $79,401, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 299,020 Shares owned directly by BPIP is approximately $2,226,853, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On July 8, 2016, Western Investment LLC (“WILLC”) sent a letter to the Issuer requesting, pursuant to Section 16.02 of the Massachusetts Business Corporations Law, a complete list of the Issuer’s stockholders and other corporate records for the purpose of communicating with the Issuer’s other stockholders in connection with the composition of the Issuer’s Board of Trustees, the election of trustees and the approval of certain business proposals at the Issuer’s 2016 Annual Meeting of Stockholders and any other matters that may properly come before the meeting.  WILLC also delivered a similar letter to one of the Issuer’s sister funds, Deutsche Strategic Income Trust (KST).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and rested to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,803,076 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2015, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on February 5, 2016.

A.	WIHP

(a)	As of the close of business on July 8, 2016, WIHP beneficially owned 664,900 Shares.

Percentage: Approximately 2.9%

CUSIP NO. 25160E102

(b)	1. Sole power to vote or direct vote: 664,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 664,900
4. Shared power to dispose or direct the disposition: 0

(c)	WIHP has not entered into any transactions in the Shares during the past 60 days.

B.	WITRP

(a)	As of the close of business on July 8, 2016, WITRP beneficially owned 454,080 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 454,080
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 454,080
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on July 8, 2016, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 664,900 Shares owned by WIHP and (ii) 454,080 Shares owned by WITRP.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,119,880
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,119,880
4. Shared power to dispose or direct the disposition: 0

(c)
WILLC has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)
As of the close of business of July 8, 2016, Mr. Lipson directly owned 9,713 Shares.  As the managing member of WILLC, may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 664,900 Shares owned by WIHP and (iii) 454,080 Shares owned by WITRP.

Percentage: Approximately 4.95%

(b)	1. Sole power to vote or direct vote: 1,129,593
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,129,593
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Lipson and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 25160E102

E.	BPIP

(a)	As of the close of business on July 8, 2016, BPIP beneficially owned 299,020 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 299,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,020
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 299,020 Shares owned by BPIP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 299,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,020
4. Shared power to dispose or direct the disposition: 0

(c)
BPM has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 299,020 Shares owned by BPIP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 299,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 299,020
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Ferguson has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 25160E102

H.	Mr. Chelo

(a)	As of the close of business on July 8, 2016, Mr. Chelo, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Chelo has not entered into any transactions in the Shares during the past 60 days.

I.	Mr. Crouse

(a)	As of the close of business on July 8, 2016, Mr. Crouse, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Crouse has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

99.1	Power of Attorney

CUSIP NO. 25160E102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse

CUSIP NO. 25160E102

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo

CUSIP NO. 25160E102

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
6/13/2016	5,588	8.2031
6/14/2016	5,330	8.1725
6/15/2016	2,078	8.1685
6/16/2016	6,000	8.1100
6/20/2016	21,400	8.1559
6/21/2016	2,532	8.1581
6/27/2016	15,900	7.9951
6/29/2016	22,340	8.0623

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
6/28/2016	27,000	8.0344

ARTHUR D. LIPSON
6/30/2016	3,700	8.1500
7/01/2016	6,013	8.1900